Filed by Poet Holdings, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Exchange Act of 1934
Subject Company: Poet Holdings, Inc.
Commission File No. 000-28017

FILING OF AGREEMENTS IN CONNECTION WITH PROPOSED ACQUISITION OF POET HOLDINGS, INC. BY VERSANT CORPORATION

On September 27, 2003, Poet Holdings, Inc., a Delaware corporation (the “Company”), Versant Corporation, a California corporation (“Versant”) and Poet Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Versant (“Merger Sub”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). In connection with the execution of the Merger Agreement, Versant and Vertex Technology Fund, Ltd., Vertex Technology Fund (II), Ltd. and the Joseph M. Cohen Family Limited Partnership (collectively, the “Preferred Shareholders”) have entered into a Preferred Stock Conversion Agreement (the “Conversion Agreement”) pursuant to which the Preferred Shareholders have agreed to vote for certain actions that would cause their 1,313,743 outstanding shares of Versant Series A Preferred Stock to be converted into shares of Versant common stock effective upon consummation of the merger with the Company.

The Merger Agreement and the Conversion Agreement were filed by Versant under cover of Form 8-K on September 29, 2003 and are incorporated by reference into this filing.

Additional Information and Where to Find It

In connection with the proposed merger, Versant intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Versant and Poet and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Poet and Versant. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE. IT WILL CONTAIN IMPORTANT INFORMATION ABOUT POET, VERSANT AND THE TRANSACTION. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed by Versant or Poet with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Versant by contacting Investor Relations, Versant Corporation, 6539 Dumbarton Circle, Fremont, CA 94555, 510-789-1500, or Scott Liolios of Liolios Group, Inc., 949-574-3860, scott@liolios.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Poet by contacting Investor Relations, Poet Holdings, Inc., Wiesenkamp 22 b, 22359 Hamburg, Germany, investor@poet.com.

Participants in the Solicitation

Poet Holdings and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Poet and Versant in favor of the transaction. A list of the names of Poet’s executive officers and directors, and a description of their respective interests in Poet, are set forth in Poet’s Annual Report on Form 10-K, which was filed with the SEC on March 31, 2003. Investors and security holders may obtain additional information regarding the interests of Poet’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

Versant and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Versant and Poet in favor of the transaction. A list of the names of Versant’s executive officers and directors, and a description of their respective interests in Versant, are set forth in the proxy statement for Versant’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on June 26, 2003. Investors and security holders may obtain additional information regarding the interests of Versant’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.